SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

NATE’S FOOD CO.

$0.001 par value
Common Stock,

CUSIP 63228Q 106

Lawson M. Kerster, 6258 North 73rd Street, Scottsdale, Arizona 85250
August 24, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63228Q 106
1	NAME OF REPORTING PERSONS Lawson M. Kerster (Sandringham Investments Limited) and Ingeborg L. Kerster
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) NA (b) NA
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Cash
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION COLORADO
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Sandringham – 2,135,000 Ingeborg Kerster – 3,100,000
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER Sandringham – 2,135,000 Ingeborg Kerster – 3,100,000
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Sandringham (Lawson M. Kerster) 2,135,000 common; Ingeborg L. Kerster 3,100,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.34%
14	TYPE OF REPORTING PERSON Sandringham CO Ingeborg Kerster IN

(1)Based on 71,300,000 shares of Common Stock outstanding on January 20, 2015.

CUSIP No. 63228Q 106

1	NAME OF REPORTING PERSONS SANDRINGHAM INVESTMENTS LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS CASH
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION COLORADO
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,135,000
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 2,135,000
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,235,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.99%
14	TYPE OF REPORTING PERSON CO

(1) Based on 71,300,000 shares of Common Stock outstanding on January 20, 2015.

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CUSIP No. 63228Q 106

1	NAME OF REPORTING PERSONS INGEBORG L. KERSTER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS CASH
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,100,000
		8	SHARED VOTING POWER
		9	SOLE DISPOSITIVE POWER3,100,000
		10	SHARED DISPOSITIVE POWER
11			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,235,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.35%
14			TYPE OF REPORTING PERSON IN

(1) Based on 71,300,000sharesof Common Stock outstanding on January 20, 2015

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Item 1.                      Security and Issuer

COMMON STOCK – NATE’S FOOD CO.

15061 SPRINGDALE, SUITE 113,

HUNTINGTON BEACH, CALIFORNIA 92649

Item 2.                      Identity and Background

(a)          SANDRINGHAM INVESTMENTS LIMITED

(b)

6258 NORTH 73RD STREET, SCOTTSDALE, AZ 85250

(c)         THE PRINCIPAL BUSINESS IS THAT OF A FAMILY HOLDING COMPANY

(d)           During the last five years none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years neither of the Reporting Persons was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)           Each individual Reporting Person is a citizen of Canada

Item 3.     Source and Amount of Funds or Other Consideration

Sandringham 2,135,000 shares purchased for US $75,000 cash

Ingeborg L. Kerster shares purchased for US $16,000 personal cash

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Item 4.                 Purpose of the Transaction

SANDRINGHAM INVESTMENT LIMITED (LAWSON M. KERSTER) AND INGEBORG             L. KERSTER BOTH PURCHASED FOR INVESTMENT PURPOSES IN THE EXPECTATION OF PROFIT

                             Item 5.     Interest in Securities of the Issuer

(a)

(b)

(c)   No transactions in the Issuer’s Common Stock were effected during the past 60 days by the Reporting Persons except as set forth in Item 3 above.

(d)           Not applicable.

(e)           Not applicable.

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Item 6.       Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Reference is made to the transaction stated in Item 3 above.

Item 7.                   Material to be Filed as Exhibits

None

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Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

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Dated: March 27, 2015	By:	/s/ Lawson Kerster
	Name:	Lawson Kerster